January 21, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Road Marshall, Inc.

Form S-1

Filed December 11, 2015

File No. 333-208472

To the men and women of the SEC:

On behalf of Road Marshall, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated January 7, 2016 addressed to Mr. Engchoon Peh, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1 on December 11, 2015.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

General

1. We note that you have no or nominal assets and your operations to date appear to have been primarily organizational. As such, we believe you are a shell company pursuant to Securities Act Rule 405. Please disclose your shell company status on the prospectus cover page and in the summary and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144 and the potential impact on your ability to attract additional capital.

COMPANY RESPONSE

The Securities Act rule 405 defines a shell company as a company that has: (A) No or nominal operations; and (B) Either: (1) No or nominal assets; (2) Assets consisting solely of cash and cash equivalents; or (3) Assets consisting of any amount of cash and cash equivalents and nominal other assets;

For us to be considered a shell company both of the above conditions must be met (A and B). Per (A) we have more than no or nominal operations. Our officers and directors have been active in developing our marketing plan of which we plan to carry out following this offering. Additionally, our CTO Guojin Bai has been actively improving upon the intellectual code of our mobile application, Road Marshall, in which the aesthetic design is being approved upon along with the user interface. Our remaining officers and directors have also been active in developing additive features in which Mr. Bai can implement into the mobile application to increase the applications potential for generating profit. Per (B) we feel that our mobile application (platform) has more than what may be considered a “nominal value.” To value our asset (our mobile application) as a nominal asset simply because it has not generated revenue or has not been downloaded an abundance of times would be inappropriate as it is no different than any other non-revenue generating application that exists. Although different in nature we reference “snapchat.” Our mobile application is functional and has a tangible code that has been developed and is unique specifically to itself. It has simply just not been marketing globally or in any capacity as of today, which we feel would increase its popularity or at a very least the active users of the application.

2. Please include information about the dealer prospectus delivery obligation. Refer to Item 502(b) of Regulation S-K.

COMPANY RESPONSE

We have added the requested information immediately above “Prospective Summary.”

Cover Page

3. We note the disclosure on the cover page that your chief executive officer and chief operating officer together own approximately 64% of the voting power of your outstanding capital stock and, if all shares offered in the prospectus are sold, will control 50.33% of your voting power after the offering. Please revise this disclosure to note, if true, that your officers and directors together currently own 100% of your outstanding voting stock and disclose the amount they will control if all securities being offered are sold. Make similar revisions to the risk factor on page 8.

COMPANY RESPONSE

We have added appropriate disclosure to both page 1 and page 8 regarding the above matter.

Prospectus Summary, page 2

4. Please revise your disclosure in this section to more clearly convey the nature of your proposed business. Briefly describe your Road Marshall application and your plans to monetize it. Furthermore, disclose what you have accomplished to date in furtherance of your business plan and what remains to be accomplished for you to begin generating revenue.

COMPANY RESPONSE

We have added the following disclosure on page 2: “Road Marshall, Inc. is a company with the intent to become one of the, if not the primary, leading publicly traded iOS and Android application development and promotion companies in the industry. Our proprietary application,which is fully developed but not yet being marketed, is called Road Marshall. Road Marshall is an application which will be invaluable to its users in the event of car trouble and should revolutionize the way tow truck companies are found within the United States, and eventually around the world. The Company intends to monetize the mobile application through third party advertisements. Our application is described in further detail in our business information section beginning on page 15.”

5. Please disclose that you have not generated any revenue and your accumulated loss. Also, disclose the number of times your application has been downloaded and/or the number of current users.

COMPANY RESPONSE

We have added the following disclosure:  “At present we have not yet begun generating revenue and have experienced a net loss of $9,910. Our application, Road Marshall, has been downloaded five times.”

6. Please disclose the implications of being an emerging growth company under the Jobs Act in this section of the prospectus.

COMPANY RESPONSE

We have disclosed the implication of being an emerging growth company under the Jobs Act on page 3.

Risk Factors, page 5

7. We note that you currently do not have any cash and that you are substantially dependent on Mr. Peh for additional capital. Please provide a relevant risk factor. Disclose the current rate at which you use funds in your operations and state the minimum period of time you will be able to conduct planned operations using currently-available capital resources. To the extent that you perceive a deficiency in capital resources, alert investors to the minimum additional capital expected to be necessary to fund planned operations for a 12-month period.

COMPANY RESPONSE

We have added the following risk factor to page 8:

“At present we rely heavily upon Mr. Peh for additional capital in order to fund our development.

Engchoon Peh has informally agreed to advance funds “on a need be basis” to allow us to pay for filing fees, and professional fees that we may incur. At present, with our application fully developed, we do not believe we will require substantial additional financing from Mr. Peh, however without additional funding we will be unable to grow and market our business in the manner we intend to. Our business operations cannot progress further without additional financing, and Mr. Peh may not be willing to provide it to us if we are unable to raise the $25,000 we are seeking in this offering. In the event that we cannot raise the money we seek, we may be forced to halt or suspend our proposed marketing and business activities and our application may not have the capability to begin generating profits which could result in a loss of all or part of your investment in our company.“

8. Since it appears that your directors and officers reside outside the United States, please provide a risk factor pertaining to the difficulty that U.S. shareholders would face in effecting service of process against them. This risk factor should address the risk U.S. shareholders face in:

·	effecting service of process within the United States on your officers;
·	enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against the officers;

·	enforcing judgments of U.S. courts based on the civil liability provisions of the U.S. federal securities laws in foreign courts against your officers; and
·	bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against your officers.

COMPANY RESPONSE

We have added the following risk factor to page 8:

Due to the fact that our directors and officers reside outside the United States our shareholders may have difficulties effecting service of process against them.

The difficulties shareholders could face when attempting to effect service of process against our foreign officers and directors include, but are not limited to, the following:

-	Effecting service of process within the United States;
-	Enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against the officers;
-	Enforcing judgments of U.S. courts based on the civil liability provisions of the U.S. federal securities laws in foreign courts against your officers; and
-	Bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against your officers.

“Major network failures could have an adverse effect on our business . . . ,” page 5

9. You state that you depend on third parties for some elements of your technology infrastructure that would require significant time and resources to replace. If these relationships are based on contracts, please describe your contractual arrangements in the prospectus and provide us with your analysis as to whether the applicable contracts should be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

 COMPANY RESPONSE

Our dependence on third parties for some elements of our technology infrastructure are not based on any contracts of any kind.

“We will incur ongoing costs and expenses for SEC reporting and compliance .. . . ,” page 12

10. You state that you will be subject to the reporting requirements of the Securities Exchange Act of 1934. Please confirm that you intend to file a Form 8-A to register your common stock under the Exchange Act. If not, revise to alert investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. Explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act. Consider including this information in a separate risk factor.

COMPANY RESPONSE

We confirm that we intend to file Form 8-A and have added this statement to the risk factor on page 12.

Description of Business, page 15

11. We note the disclosure in this section and other sections throughout the prospectus that you do not have a formal agreement for the transfer of ownership of the mobile application. Please include a relevant risk factor. Also, file as an exhibit the board minute related to the transfer of ownership of the application.

COMPANY RESPONSE

We have included the Board Resolution as exhibit 10.2. It should be noted that despite a lack of a formal agreement the transfer of ownership of the mobile application “Road Marshall” was binding through the execution of the aforementioned board resolution.

We have added a relevant risk factor on page 5.

Plan of Distribution, page 20

12. Please revise to also disclose the selling security holders’ plan of distribution, including the fact that they are underwriters and that they must sell the securities offered pursuant to the registration statement at a fixed price for the duration of the offering.

COMPANY RESPONSE

The following has been added to page 20: “Engchoon Peh along with all of the other selling shareholders named herein are deemed to be underwriters and must sell the securities offered pursuant to this registration statement at a fixed price for the duration of the offering. Individuals who purchase shares directly from the account of the selling shareholder(s) must execute a subscription agreement between them and the respective selling shareholder. They must also deliver a check or certified funds to the seller if the seller agrees to the sell the shares per the transaction. Each respective seller will maintain the funds paid to them as a result of the sales of their personal shares. None will be provided to the Company. The seller must provide the purchaser a physical stock certificate within ninety (90) days of the close of the offering.”

Directors and Executive Officers and Corporate Governance, page 23

13. Please revise this section to disclose the number of hours per week that each manager intends to devote to your operations. Include risk factor disclosure that addresses possible conflicts of interest faced by management as a result of their outside activities.

We have included the above requested disclosure on page 23.

We have also added the following risk factor to page 7:

There is a conflict of interest that exists due to the fact that our Officers and Directors have outside obligations in which they serve other positions.

Because our Officers and Directors serve other outside positions they are only able to focus on advancing our business operations part time. Each of our Officers and Directors currently devotes between 10-20 hours per week in regards to our operations. It should be noted however, that the amount of time our Officers and Director’s may allocate to our business activities may increase or decrease in the future. We can not accurately predict however, if this will occur for certain or what exact events will cause our Officers and Directors to allocate more time or less time to our operations.

COMPANY RESPONSE

Certain Relationships and Related Transactions, page 26

14. Please disclose in this section the additional paid in capital attributed to Mr. Peh, as disclosed in Note 8 to the company’s financial statements. Also, disclose the loan made by Mr. Peh for the payment of the fees associated with this filing, as indicated in the first paragraph, third sentence, on page 14, and file the related note as an exhibit to your registration statement. Refer to Items 404(d) and 601(b)(10) of Regulation S-K. See also Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

COMPANY RESPONSE

Per the above comment the following has been added to “Certain Relationships and Related Transactions” on page 26: “During the period ending September 30, 2015 our CEO has paid operating expenses in the amount of $400 which is recorded as additional paid in capital.”

As referenced on page 27 the Company estimates that the cost of this offering is about $40,003.65. On page 14 we have clarified that any advances to cover the aforementioned offering costs will be on a “need be basis.” Thus far only a portion of the estimated costs of this offering have been paid as they have been billed to the Company. It should be noted the estimated costs of the offering mentioned throughout are exactly that, only estimated, and that these values may increase or decrease. We have included herein with this amendment the informal agreement between the Company and Mr. Peh to pay any offering costs as they may arise. It is attached as exhibit 10.1.

Additionally we have also added the following disclosure to page 26 “Certain Relationships and Related Transactions”:

We have been utilizing and may utilize funds from our Chief Executive Officer, Engchoon Peh, who has informally agreed to advance funds to allow us to pay for filing fees, and professional fees that we may incur.

On October 7, 2015, the CEO of the Company, Engchoon Peh, made a down payment of $8,000 to ETN Services, LLC on behalf of the Company in accordance with the Company’s Consulting Agreement signed with ETN Services, LLC on September 30, 2015. The Company recorded this payment as additional paid in capital from the CEO. The agreement with ETN Services, LLC is in relation to Edgarizing and related services.

Exhibits to Registration Statement, page 28

15. Please file the instrument that defines the rights of the common stock being registered. Refer to Item 601(b)(4) of Regulation S-K.

COMPANY RESPONSE

Our Certificate of Incorporation which is included as exhibit 3.1 defines the rights of our common stock. Please reference article number 5.

Undertakings, page 29

16. We note that your undertakings include citation to Rule 383(b) throughout. Please revise to cite to Rule 424(b). Refer to Item 512 of Regulation S-K.

COMPANY RESPONSE

We have revised our Registration Statement throughout to cite Rule 424(b) rather than 383(b). Please see page 29.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: January 21, 2016

/s/ Engchoon Peh

Engchoon Peh

Chief Executive Officer